FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                    AMS HOMECARE INC.

(Registrant)

Date: August 2, 2005

                                                                                                                                                     By:

                                                                                                                                                    "Harj Gill"

 Harj Gill

              Its:       CEO

(Title)

1360 Cliveden Ave
Delta, BC
V3M 6K2
Canada

FOR IMMEDIATE RELEASE

AMS Homecare to Acquire a 40% interest in Wireless2000

Vancouver, B.C. August 02, 2005 - AMS Homecare (OTCBB:AHCKF) announced today that it has entered into an agreement to acquire a 40% interest in Wireless 2000 of Burnaby, British Columbia, Canada  ( http://www.wireless2000.com ) a technology company involved in the research and development of Ultra Wide Band products, such as the Heart Rate and Respiration Monitor and Precision Location & Tracking System.

In addition to the new share purchase agreement between the Company and Wireless 2000, announced today, AMS recently announced on March 28, 2005 that it had entered into a binding agreement with Wireless 2000 to acquire the exclusive distribution rights to distribute its products into the health care, residential elder care, medical offices and hospital markets in North America.

Mr. Harj Gill, CEO, states “The Company is continuing to assemble technology, products and distribution rights that will assist seniors and the disabled in providing them with more freedom, mobility and security.  We believe that an acquisition of a 40% interest in Wireless2000 will allow the company to secure and market a range of products that will provide increased security and well-being for our customers.”

As previously reported, Wireless 2000 has developed a patent pending Ultra Wideband (UWB) technology.  It has agreed to develop and provide to AMS Homecare a human Heart and Respiration Rate Monitor (HRRM) and a Precision Location & Tracking System (PLT) for locating and tracking patients and equipment around hospitals and healthcare facilities.

“We expect to provide an update regarding the development of the HRRM commercial prototype in the next few weeks. In addition, the Company also expects to announce the opening of its first 65PLUS store shortly”, stated Mr. Gill.  The Company also reports that at its AGM held on July 29, 2005 the shareholders re-elected the directors of the board.  The board was unanimously elected with 79% of the total outstanding votes voted.  All of the remaining resolutions were approved with greater than 95% -100% of the shares voted.  Ms. Rani Gill, President, said “I am very pleased with the high voter participation rate and with the overwhelming support provided by shareholders to the management and board.”

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com .

For further information contact:

Daryl Hixt, at AMS Homecare

Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.